

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

February 12, 2010

Via U.S. mail and facsimile

Mr. William J. Marshall
Chief Executive Officer
Green Earth Technologies, Inc.
3 Stamford Landing, Suite 200
Stamford, CT 06902

**RE: Green Earth Technologies Inc.
           Form 10
           File No. 0-53797**

Dear Mr. Marshall:

        We have completed our review of your Form 10 and have no further comments at this time.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Mr. Joel J. Goldschmidt, Esq.
        Morse, Zelnick, Rose & Lander, LLP
        405 Park Avenue, Suite 1401
        New York, NY 10022